                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                            POINTS INTERNATIONAL LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     730843
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                DECEMBER 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]  Rule 13d-1(b)

      [ ]  Rule 13d-1(c)

      [x]  Rule 13d-1(d)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

1.      NAME OF REPORTING PERSON      MARC LAVINE
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
        (See Instructions)                                           (b) [ ]
--------------------------------------------------------------------------------

3.      S.E.C. USE ONLY

--------------------------------------------------------------------------------

4.      CITIZENSHIP OR PLACE OR ORGANIZATION            CANADA
--------------------------------------------------------------------------------

                   5.     SOLE VOTING POWER
  NUMBER OF               1,277,193
                   -------------------------------------------------------------
   SHARES
                   6.     SHARED VOTING POWER
BENEFICIALLY              6,034,790
                   -------------------------------------------------------------
OWNED BY EACH
                   7.     SOLE DISPOSITIVE POWER
  REPORTING               1,277,193
                   -------------------------------------------------------------
PERSON WITH
                   8.     SHARED DISPOSITIVE POWER
                          6,034,790
--------------------------------------------------------------------------------

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,311,983

--------------------------------------------------------------------------------

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
        (See Instructions)                                               [ ]
--------------------------------------------------------------------------------

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        7.6%
--------------------------------------------------------------------------------

12.     TYPE OF REPORTING PERSON (See Instructions)
        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.      NAME OF REPORTING PERSON      THE EYELAND CORPORATION
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
        (See Instructions)                                           (b) [ ]
--------------------------------------------------------------------------------

3.      S.E.C. USE ONLY

--------------------------------------------------------------------------------

4.      CITIZENSHIP OR PLACE OR ORGANIZATION            CANADA
--------------------------------------------------------------------------------

                   5.     SOLE VOTING POWER
  NUMBER OF
                   -------------------------------------------------------------
   SHARES
                   6.     SHARED VOTING POWER
BENEFICIALLY              6,034,790
                   -------------------------------------------------------------
OWNED BY EACH
                   7.     SOLE DISPOSITIVE POWER
  REPORTING
                   -------------------------------------------------------------
PERSON WITH
                   8.     SHARED DISPOSITIVE POWER
                          6,034,790
--------------------------------------------------------------------------------

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,034,790

--------------------------------------------------------------------------------

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
        (See Instructions)                                               [ ]
--------------------------------------------------------------------------------

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        6.3%
--------------------------------------------------------------------------------

12.     TYPE OF REPORTING PERSON (See Instructions)
        CO
--------------------------------------------------------------------------------

ITEM 1(a)   NAME OF ISSUER
            Points International Ltd.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            800 - 179 John Street
            Toronto, Ontario, Canada M5T 1X4

ITEM 2(a)   NAME OF PERSON FILING
            Marc Lavine and The Eyeland Corporation (the "Reporting Persons")

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OR, IF NONE, RESIDENCE
            Marc Lavine:   5 rue de Medicis
                           75006 Paris France

            The Eyeland Corporation:   20 Saintfield Avenue
                                       Toronto, Ontario, Canada M3C 2M5

ITEM 2(c)   CITIZENSHIP
            Canada

ITEM 2(d)   TITLE OF CLASS OF SECURITIES
            Common Shares

ITEM 2(e)   CUSIP NUMBER
            730843

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)   __    Broker or dealer registered under Section 15 of the
                        Exchange Act;

            (b)   __    Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c)   __    Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;

            (d)   __    Investment company registered under Section 8 of the
                        Investment Company Act;

            (e)   __    An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

            (f)   __    An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

            (g)   __    A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G);

            (h)   __    A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

            (i)   __    A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act; or

            (j)   __    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4      OWNERSHIP

            (a)   AMOUNT BENEFICIALLY OWNED:
                  Marc Lavine: 7,311,983 Common Shares
                  The Eyeland Corporation:  6,034,790 Common Shares

            (b)   PERCENT OF CLASS:
                  Marc Lavine:  7.6%
                  The Eyeland Corporation:  6.3%

            (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                  (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE
                        Marc Lavine:  1,277,193

                  (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                        Marc Lavine:      6,034,790
                        The Eyeland Corporation:  6,034,790

                  (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION:
                        Marc Lavine:  1,277,193

                  (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION:
                        Marc Lavine:      6,034,790
                        The Eyeland Corporation:  6,034,790

            Marc Lavine has direct beneficial ownership of 1,277,193 Common Shares, which includes 737,550 Common Shares issuable upon exercise of currently exercisable stock options. By virtue of his control over The Eyeland Corporation, Marc Lavine is deemed to share beneficial ownership of an additional 6,034,790 Common Shares for total beneficial ownership of 7,311,983 Common Shares. The Eyeland Corporation has direct beneficial ownership of 6,034,790 Common Shares, which it shares with Marc Lavine.

            The aggregate percentage of shares of Common Stock of the Issuer reported beneficially owned by the Reporting Persons is based upon 94,434,528 Common Shares issued and outstanding as of December 31, 2005. Assuming exercise of all Marc Lavine's options to purchase 737,500 Common Shares, there would be 95,172,028 shares of Common Stock issued and outstanding.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING:

            Not applicable.

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10     CERTIFICATION

            By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 10, 2006

                                          MARC LAVINE



                                          /s/ Marc Lavine
                                          -----------------------




                                          THE EYELAND CORPORATION



                                          By:     /s/ Marc Lavine
                                                  ---------------
                                        Name:     Marc Lavine
                                       Title:     President